Filed by The Nasdaq Stock Market, Inc.

pursuant to Rule 425 under the Securities Act

of 1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: OMX AB (Commission File No. 132-02618)

Set forth below are excerpts from the conference call on financial results for the second quarter of 2007 of The Nasdaq Stock Market, Inc. (“Nasdaq”) presented by Robert Greifeld, Chief Executive Officer and President of Nasdaq, and David Warren, Chief Financial Officer of Nasdaq, on July 19, 2007, which excerpts relate to the potential combination of Nasdaq and OMX AB:

Q2 2007 Earnings Call - The NASDAQ Stock Market, Inc. [NDAQ] 07/19/2007 10:00 (ET)

Excerpt 1:

Robert Greifeld, Nasdaq Chief Executive Officer and President, Remarks:

Now turning to strategic initiatives, earlier this quarter we announced our planned combination with OMX. This transaction will create the world’s premier exchange and technology company; bringing together two companies with a common culture and a vision centered around the power of technology in the exchange space. As the leading provider of technology to exchanges around the world, we have an opportunity to create an unprecedented trading network and product channel for the exchanges. This transaction will also provide us with an excellent platform for geographic and product diversification.

It’s important to note that yesterday OMX reported again, very strong interim results with earnings per share growth increasing by 50% on a higher transaction volume and higher listings. It clearly demonstrates the strong fundamentals of their business. But most importantly, since the announcement of the merger, our teams have had the opportunity to work together on integration planning. The team at OMX, led by Magnus Bocker, is an incredibly talented group of individuals who share with NASDAQ a culture of operational excellence and innovation. Our confidence in achieving the goals of the merger has increased since the announcement of the transaction.

Excerpt 2:

Question –Daniel Harris – Goldman Sachs – Analyst

Can you give us any update on the integration planning with OMX? You’ve gone a couple more months since the announcement, has your view on expense synergies or your timeframe for realizing those changed at all?

Answer – Robert Greifeld

Well, as I said in my prepared comments, we have met with them, the integration planning is going extremely well and we are truly impressed with the quality, the caliber and the motivation of the people involved from the OMX side. I think the only thing we’ll say today is that we’re that much more comfortable with the commitments we made at the time of the announcement. Our confidence is that much higher, but we’re not, at this point, going to change any of the targets.

Excerpt 3:

Question – Patrick Pinschmidt – Merrill Lynch – Analyst

Okay. And then a couple of quick modeling questions, I guess, David, in terms of the three strategic initiative costs, does that include just LSE or is there some OMX in there in the second quarter?

Answer – David Warren

No, it’s just in — what’s included in strategic initiatives year to date is or is just for the LSE, and those were expenses that we recognized in the first quarter and in the second quarter following the lapse of our earlier bid. So there are no OMX expenses in these numbers.

Excerpt 4:

Question – Patrick Pinschmidt – Merrill Lynch – Analyst

Okay, thanks. And then finally, a question for you Bob. You’ve talked previously about how the OMX deal enhances the strategic opportunities for the combined firm going forward. Can you maybe update us on your thoughts as to kind of where do you see some gaps in the combined platform, and how you might go about filling those either organically or via potential acquisitions?

Answer – Robert Greifeld

Okay. Let me make sure I got the context of your questions. First, from a technology point of view, OMX brings to the table tremendous capability across a wide range of asset classes that can work in many different geographies. So from that point of view, I think we will be uniquely positioned among all exchanges to provide technology to existing exchanges, to provide technologies to upstarts or use that as a lever for our own organic growth strategy. So, we are — we don’t have any gaps, per se, from the technology based viewpoint after the transaction is completed. So we’re certainly very excited about that. We clearly see that OMX gives us a platform for the European theater in a number of different ways. So we’re definitely excited about that. So we will be about taking assets that are there, integrating them together with NASDAQ, making the combined organization one company that really takes the best of both. And that will be our focus. It’s no different than anything else we’ve done with other acquisitions, and we will not deviate from that path until our success is essentially locked and loaded.

Excerpt 5:

Question – Rob Rutschow – Deutsche Bank – Analyst

And then moving on I think I’d read recently or heard from you that you would not be looking to pursue any acquisitions before you had completed all of the integration on the OMX, is that correct?

Answer – Robert Greifeld

Well, I responded to that on my last comment. I would say that we have the ability I think in this organization to do multiple things in parallel, but there’s s still a broad sequential order to our progress. This OMX transaction is transformational to NASDAQ, it certainly broadens as I said both our geography and our asset classes, and we have made representations and promises to our investors with respect to synergies. So we will deliver on those, and we will not involve ourselves with something that will prevent us from delivering to those synergies and that means we have to clearly be as I previously said kind of locked and loaded on how we are going to deliver those synergies before we would seriously consider taking another broad strategic direction.

Excerpt 6:

Question – Rob Rutschow – Deutsche Bank – Analyst

I guess to follow up on that, is it possible that an additional European acquisition would be at least not, at least neutral or possibly additive to the synergies you are looking for with OMX.

Answer – Robert Greifeld

Well, it’s a theoretical question, and it’s hard for me to answer. So in theory the answer could be yes or no. I would definitely just bring you back to the theme that we have, and it’s a reoccurring theme that we have a maniacal focus on execution and we are executing the business plan we’ve laid out for you an expanded horizon for this organization which would be inclusive of Portal, the options marketplace and the successful transformation of NASDAQ into NASDAQ OMX, and that’s what we’re about. We will obviously be considering things above and beyond that in the time frames where we know we can master it, and there’s really nothing more I can say than that.

Excerpt 7:

Question – Don Fandetti – Citigroup – Analyst

Hi, Bob I wondered if I could just get your thoughts on Project Turquoise and the impact on the London market and whether or not you would allow OMX to be the technology provider given your LSE stake?

A – Robert Greifeld

Well one, I would just make a general comment with the respect to the European market and we believe that the impact of MFID will encourage and foster more competition in that environment. So that’s a fundamental belief. It’s going to look more like the US market. It clearly won’t be identical but more like it. So that statement we can put out there. With respect to the OMX transaction business it is certainly one of the exciting things about the OMX organization, we think it has tremendous potential. We also recognize that when you are in the transaction business, you are in the business of providing your technology to customers who, one, have the ability to pay and don’t provide any reputational risk to the overall enterprise. So you provide to all manners of competitors, to colleagues and what OMX does with that transaction business is, I think, wonderful today and I think they should consider an opportunity like Turquoise as probably a very positive opportunity for them.

DISCLAIMER The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2007. CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. NASDAQ cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the proposed business combination transaction involving NASDAQ and OMX, including estimated revenue and cost synergies, the combined group’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NASDAQ’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on NASDAQ’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the “SFSA”) including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the offer is being made to all holders of OMX shares (the “Offer”), this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About Nasdaq/OMX Transaction

In connection with the proposed business combination transaction, OMX and NASDAQ expect that NASDAQ will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. Investors and security holders are urged to read the proxy statement/prospectus and any amendments and other applicable documents regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of those documents (if and when available) and other related documents filed by NASDAQ with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing NASDAQ’s website at http://www.nasdaq.com and OMX’s website at http://www.omxgroup.com.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus (when it becomes available) from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

5